SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
              OKID Interactive Corporation (F/K/A DST Media, Inc.)
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)
                                      None

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                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                Vincent W. Goett
                6400 North 48th Street, Paradise Valley, AZ 85253
                                  (602)954-1238
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED)
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 13, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. (None)

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1          NAME OF REPORTING PERSON:  Vincent W. Goett
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [ ]
                                                                    (b)    [ ]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS   OO
                  See Item 3
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS (2)(d) OR (e) [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

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                                       7   SOLE VOTING POWER  20,000,000
NUMBER OF
SHARES BENEFICIALLY
OWNED BY                               -----------------------------------------
EACH                                   8   SHARED VOTING POWER  0
REPORTING
PERSON
WITH                                   -----------------------------------------
                                       9   SOLE DISPOSITIVE POWER  20,000,000

                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER  0


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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                20,000,000
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  92.24%
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14         TYPE OF REPORTING PERSON  IN
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

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of common stock of OKID Interactive Corporation, formerly known as DST Media, Inc., a Delaware corporation (the "Issuer"), with its principal place of business located at c/o Vincent W. Goett, 6400 North 48th St., Paradise Valley, AZ 85253.


ITEM 2.  IDENTITY AND BACKGROUND.

         The person filing this Schedule 13D is Vincent W. Goett, an individual with a business address of 6400 North 48th St., Paradise Valley, AZ 85253. Mr. Goett is the chairman, President and Chief Executive Officer of the Issuer. Mr. Goett has not during the last five years been convicted in a criminal proceeding. Nor has Mr. Goett within the last five years been party to a civil proceeding pursuant to which he was enjoined from future violations of federal or state securities laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 13, 2004, Mr. Goett exchanged 1,000 shares of the Class B common stock of OKID Interactive Corporation, an Arizona corporation, held by him for 20,000,000 shares of the common stock of the Issuer.


ITEM 4.  PURPOSES OF TRANSACTION.

         Mr. Goett has acquired the shares for investment purposes. Mr. Goett has no plans or proposals which would relate to or result in any of the events in items (a)-(j) of Item 4.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Mr. Goett is the beneficial owner of, in the aggregate, 20,000,000 shares, representing 92.24% percent of the Issuer's outstanding shares.

         (b) Mr. Goett has sole voting power and sole dispositive power with respect to the 20,000,000 shares that he owns directly.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned does hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: August 25, 2004




                                             /s/ VINCENT W. GOETT
                                             -----------------------------------
                                             Vincent W. Goett